Exhibit 10.2

AMENDED AND RESTATED SERVICE AGREEMENT

This Amended and Restated Service Agreement (the “Amended Agreement”) is dated as of November 14, 2014 and amends and restates the Service Agreement dated as of March 31, 2014, by and among Celadon Group, Inc., a Delaware corporation and Quality Equipment Leasing, LLC., a Delaware limited liability company (hereinafter collectively “Servicer”), and Element Financial Corp., a Delaware corporation (“Purchaser”). The Effective Date of this Amended Agreement and the terms and conditions herein shall be March 31, 2014.

WHEREAS, Servicer, (as Seller) and Purchaser have entered into a Portfolio Purchase Agreement dated as of March 31, 2014 (the “Purchase and Sale Agreement”), whereby Servicer agreed to sell and assign to Purchaser certain Transactions and the Assigned Property related thereto, including its rights in and to the Payments due under the Transaction Documents (the “Existing Transactions”);

WHEREAS, Servicer and Purchaser have entered into an Amended and Restated Program Agreement (the “Amended Program Agreement”) and an Amended and Restated Fleet Program Agreement (the “Amended Fleet Program Agreement”) (together the “Amended Program Agreements”) whereby Servicer has agreed to refer certain Independent Operators and Fleets (together the (“Obligors”) to Purchaser on an ongoing basis going forward for the purpose of the Obligors entering into Transactions with Purchaser by which they would lease or finance Delivery Vehicles for use in delivering goods and Vehicles used by Fleets as set forth in the Amended Program Agreements (individually a “Delivery Vehicle” or “Fleet Vehicle” and together “Vehicles”) (the “Future Transactions”);

WHEREAS, Purchaser and Servicer have agreed that, unless and until Servicer is terminated as billing and collecting agent under  this  Amended Agreement, Servicer shall serve as billing and collecting agent for the benefit of Purchaser to perform certain administrative duties in connection with the Existing Transactions and Future Transactions and Payments, to the extent set forth herein, including, without limitation, the obligation to collect and receive the Payments on behalf of Purchaser and to remit same to Purchaser, and to ensure that insurance remains in place and that all sales, use, personal property, privilege, license and other taxes arising under or in connection with the Assigned  Interests  are paid (“Tax Payments”) and that all tax returns, reports and filings (“Tax Filings”) are properly made; and

WHEREAS, Servicer and Purchaser desire to set forth the terms and conditions under which Servicer will be responsible for the servicing and administration of the Transactions and Payments, including collection, receipt and remittance of the Payments on behalf of Purchaser.

NOW, THEREFORE, in consideration of the mutual covenants and Amended Agreements herein contained, and of other valuable considerations, receipt of which is hereby acknowledged, the parties hereby agree as follows:

1.           Capitalized terms used herein but not otherwise defined herein shall have the meaning assigned to such terms in the Purchase and Sale Agreement and the Amended Program Agreements. The following terms used herein shall have the meanings indicated:

“Distribution Date” means the tenth day of each calendar month.

“Event of Bankruptcy” means either of the following:

a)           Servicer shall become insolvent or bankrupt or shall admit in writing its inability to pay any portion of its debts as they mature or make an assignment for the benefit of creditors, or a receiver or trustee shall have  been  appointed  with respect to it or to any of its estate; or

b)           any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings for relief under Title 11 of the United States Code or any federal or state bankruptcy or insolvency law or similar law now or hereafter in force for the relief of debtors shall be instituted by or against Servicer, shall be consented to by it or shall not be dismissed within sixty (60) days of such institution or it shall take any action in the furtherance of the institution of any such proceeding.

“Reporting Period” means each calendar month.

2.           a)           Collection of Payments.  Servicer agrees at its sole cost and expense to act as billing and collecting agent for the benefit of Purchaser as follows:

1.
Approximately 70% of the Existing Transactions call for variable lease payments by Independent Operators related to the miles each Delivery Vehicle is driven per month by the Independent Operator.  All other Existing Transactions and Future Transactions call for fixed payment terms.

2.
All Transaction payment amounts shall be automatically deducted from the earnings of the Independent Operator and paid to Servicer for the benefit of, and shall be held in trust for, Purchaser (the “Actual Payment”).

3.
For the 70% of the Existing Transactions that have variable lease payments, Servicer and Purchaser shall agree upon an expected monthly lease payment for each Transaction based upon an average 38 month term for the Celadon portfolio by each Owner Operator (the “Expected Payment”).

4.
Servicer shall pay to the Purchaser the Expected Payment and the contractual amount for Transactions with fixed payments for each outstanding Transaction by the 10th day of the third month after the date Purchaser reimbursed Servicer for all advances made by Servicer during the month and on the 10th day of each succeeding month.  Accompanying the payment will be an Excel file which will include the following fields:

FIELD NAME	FORMAT	SPECIAL FORMATING	POSITION EXAMPLE		Comment
Seq#	Numeric (7,0)	Zero Filled	1-7	0000001	Record #1
Cust#	Char (7)	blanks if no value	8-14	1005515	Cust# 1005515
Lease#	Char (15)	blanks if no value	15-29	101620-001	Lease# 101620-001
Invoice#	Numeric (9,0)	Zero Filled	30-38	000035789	Invoice #35789
Receipt Date	Numeric/Date (6,0)	MMDDYY (no slashes or dashes)	39-44	40209	Lockbox Date (April 2, 2009)
Filler	Numeric (8.4)	Zero Filled	45-56	000000000000	12 zeros
Amt Paid	Numeric (9.2)	Zero Filled	57-67	00000012345	$123.45
Check#	Numeric (7,0)	Zero Filled	68-74	0000101	Check #101

5.	A template of the above file will be provided to the Servicer at or before Closing of the Purchase and Sale Agreement between the parties.

6.
Each month, by the 5th business day following the month end, Servicer shall provide a copy of the “Lock Box File” to the Purchaser.  The Lock Box File is a file the form of which will be approved by Servicer and reflects, by Transaction, the actual cash collected during the month from Obligors.

7.	Fleets will be directed to wire funds directly to Purchaser rather than to Servicer. Wire instructions have been provided directly to Servicer management.

8.	Servicer shall maintain the Recourse Pool in accordance with the Amended and Restated Reserve Account Agreement entered into between the Servicer and Purchaser of even date herewith.

9.
With respect to Transactions that are terminated for reasons other than a default by an Obligor, including but not limited to, the early termination of the Transaction by the Obligor, loss due to accident, or the mutual agreement of the Servicer and Purchaser to sell a Delivery Vehicle or Vehicle to third parties in the market place, the proceeds from such event necessary to satisfy Purchaser’s Net Book Value (as defined in Section2c)2. herein) for the Transaction will be paid to the Purchaser within forty-eight (48) hours of such receipt  and Purchaser shall return the title associated with such Delivery Vehicle or Vehicle to Servicer within ten (10) business days of Purchaser’s receipt of its Net Book Value for the Transaction. To the extent the proceeds received by Servicer exceed Purchaser’s Net Book Value for the Transaction, such excess proceeds shall be divided between Servicer and Purchaser after Servicer has been reimbursed for actual cost of reseating the Delivery Vehicle as approved by Purchaser and any shortfall the Servicer experienced in making the Expected Payments and the contractual payments.

b)           Maintenance of Delivery Vehicles. Servicer shall manage the regular maintenance of the Delivery Vehicles which are the subject of the Transactions as follows:

1.
Each of the Existing Transactions and Future Transactions call for payment by Independent Operators into a maintenance fund created with respect to each Delivery Vehicle subject to a Transaction and based on the total number of miles the Delivery Vehicle is driven per month by Obligor (each said fund is referred to a “Maintenance Fund” and the aforesaid payment contributions are referred to, collectively, as “Maintenance Contributions”).

2.
All Maintenance Contributions shall be automatically deducted from the earnings of Independent Operators and paid to Servicer for Servicer’s benefit to be used to fund the repairs of the Delivery Vehicles.

3.	Servicer shall keep an accounting of the maintenance fund for each transaction.

4.	Where maintenance or repair of a Delivery Vehicle is necessary, Servicer shall use the Maintenance Fund for the applicable Transaction to pay for the necessary maintenance or repair.

5.
Where the Maintenance Fund is insufficient to cover the expense of maintenance or repair, Servicer shall make arrangements with the Independent Operator for credit with respect to the deficient amount to be paid over time by future maintenance fund payments.

6.
Purchaser shall have no obligation with respect to maintenance or repair of Delivery Vehicles which are the subject of the Transactions unless it should elect to terminate this Amended Agreement and Servicer’s rights and obligations, as servicer, hereunder.

c)           Remarketing and Sale of Vehicles.   Servicer shall be responsible for the remarketing and eventual sale of Vehicles as follows:

1.
In the event that an Obligor obligated on each Transaction shall default on the Transaction prior to its maturity. Servicer shall promptly notify Purchaser of any default with respect to a Transaction and Servicer’s planned course of conduct in accord with this section of the Amended Agreement.

2.
When a default occurs, Servicer shall first determine whether the present residual value of the Delivery Vehicle or Vehicle is in excess of the net book value of the Delivery Vehicle or Vehicle (the “Net Book Value” being calculated by adding the Transaction payments remaining until maturation to the expected eventual residual value . Purchaser may waive this requirement for payment of the Net Book Value at its discretion. Servicer shall inform Purchaser of the potential sale price of a Delivery Vehicle or Vehicle when a default occurs.

3.
If the present residual value of the Delivery Vehicle or Vehicle is in excess of the current Net Book Value of such Delivery Vehicle or Vehicle, Servicer may sell such Delivery Vehicle or Vehicle or, with the authorization of the Purchaser, enter into a lease for such Delivery Vehicle or Vehicle.

4.
The proceeds from the sale of the Delivery Vehicle or Vehicle shall be distributed within 48 hours of Servicer’s receipt of such proceeds as follows: (a) the Net Book Value of such Delivery Vehicle or Vehicle is remitted to the Purchaser; (b) any excess cost beyond the maintenance balance retained from Independent Operator for the reconditioning of the Delivery Vehicle for sale is returned to the Reserve Fund Account held with the Servicer pursuant to the Amended Agreement; and, (c) any excess funds over the initial Residual Amount are divided between Servicer and Purchaser.

5.
If the present residual value of the Delivery Vehicle or Vehicle is not in excess of the current Net Book Value of such Delivery Vehicle or Vehicle, Servicer shall with respect to such Delivery Vehicle be responsible for obtaining a new Independent Operator to enter into a Transaction for the Delivery Vehicle in question or funds will be paid to Purchaser from the Reserve Fund Account and for other Vehicles, funds will be paid to Purchaser from the Reserve Fund Account.

6.	While remarketing the Vehicles, Servicer shall continue to make Expected Payments and the contractual amount for Transactions with fixed payments on the terminated Transaction.

7.	When remarketing a Delivery Vehicle, Servicer shall give priority to placing an Independent Operator with the remarketed Vehicle ahead of all other opportunities.

8.
When a new Independent Operator is found with respect to a remarketed Vehicle, the Independent Operator shall enter into a new Transaction with Purchaser, as lessor or lender thereunder, for no additional consideration, and Servicer shall deliver all original Transaction Documents evidencing said new Transaction to Purchaser.

d)           Servicer agrees to indemnify Purchaser against any direct damages, claims, costs or expenses (including but not limited to reasonable attorneys’ fees) which may be incurred by Purchaser to the extent they arise out of the negligence or willful misconduct of, or any violations of law by, Servicer in performing any of its duties hereunder as collecting agent for Purchaser.

3.           Reporting Requirements.  Servicer shall provide to Purchaser the following reports on each Distribution Date:

a)	Pursuant to Section 2 (a) 6, the Lock Box fFile or similar acceptable report to Purchaser;

b)	Delinquency Report sorted by Obligor, for the most recent Reporting Period, in the form attached hereto as Exhibit B or as otherwise acceptable to Purchaser;

c)	All gains and losses on sale of Vehicles;

d)	Outstanding Advance Report listing by Transaction what portions of the most recent Aggregate Monthly Payment constituted Advances and the total outstanding Advances with respect to each Transaction;

e)	Loss Pool Report, indicating the Loss Pool amount and all additions and subtractions thereto since the prior report;

f)
On or before the 5th business day of each month, a data file in electronic form reflecting all gross balances due at the Transaction level in the same format as outlined in Section 3.1 (c) of the Portfolio Purchase Agreement;

g)	;

h)	An Idle Truck Report. This report should reflect the Vehicles which are idle at the end of each month and the activity related to idle trucks in the month.;

i)	A Preventative Maintenance Compliance Report at each month end;

j)	Quarterly compliance certificate from Chief Finance Officer on representations and warranties; and

k)	Other reports as may be reasonably requested from time to time.

4.	Servicer covenants to:

a)    comply with all applicable laws with respect to the Transactions and enforcing any of Purchaser’s rights thereunder;

b)     preserve its existence as a corporation and/or limited liability company, as the case may be, duly organized, validly existing and in good standing, under the laws of the State of Delaware;

c)     permit inspection/audit by Purchaser or assignee of its books and records relating to the Transactions, Payments and other Assigned Property upon reasonable notice during normal business hours at Servicer’s address set forth above, and shall assist Purchaser in connection with such inspections/audits;

d)     comply with its obligations under the Transaction Documents;

e)     not agree to any amendments or modifications of the Transaction Documents without the prior written consent of Purchaser that would (i) change the amount, due date, interest rate or rental rate or prepayment fee, defer or forgive the payment of any principal or interest or rent (including changing the maturity date of a Transaction), (ii) waive any provision of a Transaction (including any change in any time period) prohibiting prepayment in whole or in part, or reduce the outstanding principal amount or imputed principal balance (except for reductions contemplated by the Transaction Documents), (ii) release, or agree to the substitution or exchange of any Collateral for, any portion of the Transaction or Collateral or release the liability of any person or entity liable for any payment on any Transaction, (iii) grant any concession with respect to the compliance with any material obligations imposed by the Transaction Documents, (iv) release the Obligor from any of its obligations to make any payment with respect to the Transaction, or (v) accelerate or extend the maturity date of any Payment, commence any action, terminate any Transaction or repossess and resell any Collateral, or (vi) take any action or fail to take any action which would materially adversely affect the value of any Existing Transactions or Future Transactions, reduce the likelihood of recovery of any Payment or the security of the Transaction.

f)     not impair the rights or breach the quiet enjoyment of any Obligor und er the Transaction Documents,

g)      not create any lien, security interest or other encumbrance against any Assigned Property except in favor of Purchaser as may be permitted by Purchaser in writing;

h)     comply with its credit and collection policies with respect to the Payments, which policies shall be commercially reasonable and in accordance with normal policies of similar companies in the equipment finance and leasing industries;

i)    pursue the interests of Purchaser in the same manner as it would pursu e its own interests in the exercise any remedies available under the Transaction Documents, without discrimination;

j)      promptly provide to Purchaser copies of any notices and material information received by Servicer in connection with the Transactions;

k)      notify Purchaser monthly of the existence of any default or event of default, or the occurrence of any event which, with notice or lapse of time, or both, would constitute a default or event of default under any Transaction Document of which Servicer has knowledge;

l)     provide evidence of insurance for each Transaction pursuant to the Transaction Documents to Purchaser and make claims against any insurance policy relating to the Equipment in the same manner as it would pursue its own interests, and to promptly remit to Purchaser any insurance proceeds received as a result of such claim; and

m)       provide to Purchaser copies of its audited yearly financial statements within 120 days after the end of each fiscal year to the extent not available on Seller’s website or at http://www.sec.gov.

Servicer further agrees to pay Purchaser interest (after as well as before judgment) on any amounts required to be paid by Servicer to Purchaser hereunder and not paid by Servicer when due hereunder at the rate equal to the Discount Rate plus four percent.

5.           Termination  of  Servicing.  Purchaser may, upon written notice to Servicer, terminate the rights and obligations of Servicer set forth in this Amended Agreement, or any portion thereof, and notify the applicable Obligor(s) to make all subsequent Payments directly to Purchaser upon the occurrence of any one of the following:

a)           if Servicer shall fail to make any required payment due hereunder and such failure shall continue unremedied for ten (10) business days after notice, or if Servicer shall fail to perform any of its other agreement hereunder in any material respect and such failure shall continue unremedied for thirty (30) days after notice;

b)           any material representation or warranty made by Servicer in the Purchase and Sale Agreement, Amended Program Agreements, or by Servicer in this Amended Agreement shall prove to be false or inaccurate in any material respect if such inaccuracy would have a material adverse effect and such inaccuracy has not been remedied in all material respects within thirty (30) days after written notice;

c)           Servicer shall fail to perform any covenant contained in the Purchase and Sale Agreement or Amended Program Agreements and such failure shall continue unremedied for thirty (30) days (or in the case of  a failure to pay money, ten (10) business days)  after written notice;

e)           Servicer shall suffer a change of ownership of a controlling position of the capital stock, or a sale of all or substantially all of the assets of Servicer to any entity or individual which is not now an affiliate of Servicer;

f)           an Event of Bankruptcy shall have occurred with respect to Servicer or Parent; or

g)           if Servicer fails to repurchase any Transaction pursuant to Article V of the Purchase and Sale Agreement), provided however, that in such event, any termination of Servicer as Servicer shall only be with respect to the transaction related to such Transaction Document and only where Purchaser elects to take over servicing, as opposed to proceeding with the Remarketing of the Delivery Vehicle, as referenced above.

Upon any termination, as provided, herein, Servicer shall deliver to Purchaser all requested and available information concerning the billing and payment by Servicer hereunder so that Purchaser or Purchaser’s designee may assume  such duties and shall otherwise cooperate with Purchaser to accomplish the prompt, effective and smooth transition of servicing to Purchaser or Purchaser’s designee. This will include transfer of automatic deductions generated by Obligors to Purchaser, including lease Payments and maintenance fund payments. Servicer shall transfer all funds in its possession in maintenance accounts with respect to Obligors and the Transactions to Purchaser.

In the event that this Amended Agreement is terminated, the triggers for funding the Reserve Pool will commence and available funds will be provided to the Purchaser immediately. This Reserve will be held until full payout of all Transactions. The replacement servicer, which may include the Purchaser will earn a reasonable fee to be paid from the Reserve Pool.

Except as otherwise provided herein or in the Purchase and Sal e Agreement or Amended Program Agreements, upon such termination, Servicer shall be relieved of any further servicing obligations with regard to the Transaction Document for which servicing was terminated. Upon any termination, as provided, herein, Servicer does hereby irrevocably constitute and appoint Purchaser or a new billing and collection agent designated by Purchaser, as its true and lawful attorney with full power of substitution, for it and in its name, place and stead, to enforce,  ask, demand, collect, receive, receipt for, sue for, compound and give acquittance for any and all Assigned Interests with respect to the transaction(s) for which servicing has been terminated, and to endorse the name of Servicer on all checks, collections, receipts, instruments or notices in connection with any Assigned Interest.

7.
All notices, requests and demands to or upon the parties hereto shall be deemed to have been given or made when received by the parties at the following addresses, or to such other addresses as may hereafter be designated in writing:

If to Servicer:

Celadon Group, Inc.
9503 E. 33rd Street
Indianapolis, IN 46235
Attn: Eric Meek, CFO
Fax: (317) 829-6375

If to Purchaser:

Element Financial Corp.
655 Business Center Drive
Horsham, PA  19044
Attn:  Rene Paradis, CAO & CFO
Fax:  (267) 960-2061

8.           This Amended Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

9.           This Amended Agreement shall be binding upon the parties hereto and their respective successors.

10.           Servicer may not assign, sell, or otherwise transfer any of its rights or obligations without Purchaser’s prior written consent. Notwithstanding the foregoing, Servicer acknowledges and agrees that Purchaser may, without prior notice to Company assign any and all of its rights and obligations .

11.           This Amended Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which, when so executed and delivered shall be an original but all such counterparts shall together constitute one and the same instrument.

12.           This Amended Agreement supersedes all previous arrangements and agreements, whether written or oral, and comprises the entire agreement, between the parties hereto in respect of the subject matter hereof.

13.           This Amended Agreement may be amended or varied only by writing, of even or subsequent date hereof, executed by Purchaser and Servicer.

14.           No course of dealing between Purchaser and Servicer, nor any delay in exercising any rights or remedies hereunder or otherwise shall operate as a waiver of any of the rights and remedies of Purchaser or Servicer.

15.           The invalidity or unenforceability of any provision of this Amended Agreement shall not affect the validity or enforceability of any other provision.

16.           Each of Purchaser and Servicer agrees to execute and deliver promptly to the other all such further instruments and documents as may reasonably be requested by the other in order to carry out fully the intent, and to accomplish the purposes, of the transactions referred to herein.

17.           SERVICER AND PURCHASER WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY MATTER ARISING UNDER OR IN CONNECTION WITH THIS AMENDED AGREEMENT.

18.           The parties hereto agree to the exclusive jurisdiction and venue for any disputes, actions, or proceedings arising hereunder of the United States District Court for the Eastern District of Pennsylvania or, if the jurisdictional minimum amount, if any, is not met, then the Pennsylvania State Court in the Montgomery County Court of Common Pleas.

IN WITNESS WHEREOF, SERVICER and PURCHASER have caused their names to be signed hereto by their respective officers hereto duly authorized as of the day and year first above written.

CELADON GROUP, INC. QUALITY EQUIPMENT LEASING, LLC.

By:	/s/ Eric Meek
Name: Eric Meek
Title: COO

ELEMENT FINANCIAL CORP.

By:	/s/ Donald P. Campbell
Name: Donald P. Campbell
Title: CEO

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